UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Vertex Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92532F100

(CUSIP Number)

February 12, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 92532F100	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER As of February 12, 2008 – 6,827,175 shares As of February 21, 2008 – 9,339,774 shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER As of February 12, 2008 – 6,827,175 shares As of February 21, 2008 – 9,339,774 shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of February 12, 2008 – 6,827,175 shares As of February 21, 2008 – 9,339,774 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of February 12, 2008 – 5.13% As of February 21, 2008 – 6.65%*
12.	TYPE OF REPORTING PERSON PN

*	Percentage ownership is calculated using as the numerator, the total number of shares of Common Stock held by the Reporting Person (which includes $35,000,000 of 4.75% Convertible Senior Subordinated Notes that are convertible into 1,512,599 shares of Common Stock), and as the denominator, 138,875,540 shares of Common Stock outstanding, plus the 1,512,599 shares of Common Stock into which the 4.75% Convertible Senior Subordinated Notes are convertible by the Reporting Person.

Page 2 of 6 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Vertex Pharmaceuticals Incorporated (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 130 Waverly Street, Cambridge, Massachusetts 02139.

Item 2	(a).	Name of Person Filing

This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the “Brookside Fund”). Brookside Capital Investors, L.P., a Delaware limited partnership (“Brookside Investors”) is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company (“Brookside Management”), is the sole general partner of Brookside Investors. Mr. Domenic J. Ferrante is the sole managing member of Brookside Management.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Ferrante is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Ferrante is a citizen of the United States.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 92532F100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Page 3 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on February 12, 2008, the Brookside Fund beneficially owned 6,827,175 shares of Common Stock.

On February 12, 2008, the Brookside Fund agreed to purchase $35,000,000 of 4.75% Convertible Senior Subordinated Notes and 1,000,000 shares of Common Stock in conjunction with the closings of the Company’s Concurrent Note Offering and Concurrent Common Stock Offering on February 19, 2008 (the “Concurrent Closing Date”). The 4.75% Convertible Senior Subordinated Notes mature on February 15, 2013 and are convertible at any time by the Reporting Person at a conversion rate of 43.2171 shares per $1,000 principal amount of notes, subject to adjustment. As a result, the Reporting Person may be deemed to beneficially own 1,512,599 shares of Common Stock (the “As-Converted Notes”). As of the close of business on February 21, 2008, the Brookside Fund beneficially owned 9,339,774 shares of Common Stock, which includes the As-Converted Notes.

The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Domenic J. Ferrante is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

Item 4	(b).	Percent of Class

As of the close of business on February 12, 2008, the Brookside Fund was the beneficial owner of 5.13% of the Common Stock of the Company based on 132,964,533 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported in the Company’s 10-K for the fiscal year ended December 31, 2007. As of the close of business on February 21, 2008, the Brookside Fund was the beneficial owner of 6.65% of the Common Stock of the Company. The aggregate percentage of Common Stock reported beneficially owned by the Brookside Fund is based upon 140,388,139 shares of Common Stock outstanding, which is the total number of shares of Common Stock (including the As-Converted Notes) disclosed in the Company’s Prospectus, filed February 14, 2008 with the Securities and Exchange Commission, as expected to be issued and outstanding after the offering.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

6,827,175 Shares as of February 12, 2008 9,339,774 Shares as of February 21, 2008

		(ii)	shared power to vote or to direct the vote:

0

		(iii)	sole power to dispose or to direct the disposition of:

6,827,175 Shares as of February 12, 2008

Page 4 of 6 Pages

9,339,774 Shares as of February 21, 2008

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Page 5 of 6 Pages

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 22, 2008
BROOKSIDE CAPITAL PARTNERS FUND, L.P.

	By:	/s/ Domenic J. Ferrante
	Name:	Domenic J. Ferrante
	Title:	Managing Director

Page 6 of 6 Pages